UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

May 17, 2011

Commission File Number: 000-54200

                    Comamtech Inc.

(Name of Small Business Issuer in its charter)

Nevada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

333 Bay Street Suite 2400 Toronto, Ontario, Canada M5H 2T6 Attention: Marc Ferland, CEO (Address of principal executive offices and Zip Code)

(418) 653-1555 (Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF COMAMTECH'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND COMAMTECH A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about May 17, 2011 to the holders of shares of the common stock, par value $.0001 per share, of Comamtech Inc., an Ontario corporation (“Comamtech”), is being furnished in connection with a change in the majority of the members of the board of directors of Comamtech (the “Board”).  It is anticipated that such change in the composition of the Board will occur on or after May 27, 2011.

Comamtech is the successor to Copernic Inc. (“Copernic”).  In November, 2010, a transaction was completed between N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., and Comamtech and Comamtech.  Following a vote by the shareholders of Copernic and court approval, shareholders of Copernic have become shareholders of Comamtech, a recently incorporated corporation which (i) retained certain non-operating assets of Copernic having a current net fair market value as determined by Copernic of approximately US$2.80 million; and (ii) has received from Harris approximately US$4.4 million, with additional amounts payable by Harris (subject to adjustment) as described in the management information circular of Copernic dated September 27, 2010.  Copernic certificates formerly representing its common shares and the electronically traded shares now represent only the right to exchange such shares for Comamtech shares.  The common shares of Copernic were originally registered with the Securities and Exchange Commission (the “SEC”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The common shares of Copernic were subsequently registered under Section 12(b) of the Exchange Act.  Upon effectiveness of the transaction described above, the common shares of Comamtech are deemed registered under Section 12(b) of the Exchange Act as a successor issuer to Copernic pursuant to Rule 12g-3(a) of the Exchange Act.

Comamtech is now planning a second transaction. Pursuant to an Arrangement Agreement, dated October 20, 2010, by and among Comamtech, 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech (referred to herein as “2259736 Ontario”), and DecisionPoint Systems, Inc. (“DecisionPoint”), as amended on December 23, 2010, March 22, 2011 and April 11, 2011 (collectively, the “Arrangement Agreement”), and the Plan of Arrangement among DecisionPoint, Comamtech and 2259736 Ontario (the “Plan of Arrangement”), Comamtech will acquire all of the outstanding shares of common stock and other securities of DecisionPoint in exchange for shares of common stock and other securities of Comamtech, as defined in further detail herein (such transaction is referred to herein as the “Arrangement”).

As described in a Management Information Circular (the “Management Information Circular”) which was previously mailed to Comamtech’s shareholders, the Plan of Arrangement provides for the amalgamation of DecisionPoint with MergerCo. In consideration for the amalgamation, shareholders of DecisionPoint will exchange all of their shares of DecisionPoint into common shares of Comamtech, except that DecisionPoint shareholders holding DecisionPoint’s preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

In addition, DecisionPoint’s outstanding options and warrants to purchase DecisionPoint’s existing common shares under DecisionPoint’s existing stock option plans and outstanding warrant agreements will be exchanged for equivalent options and warrants to purchase common shares of Comamtech.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech (the “Special Meeting”). The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to (i) court approval by the Ontario Superior Court of Justice (Commercial List) and (ii) the approval of at least 50% of DecisionPoint’s outstanding shares. The failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement.

In summary, subject to satisfaction of all conditions pertaining to the Arrangement and applicable closings thereafter, the following exchange transaction and reverse merger will occur, whereby:

(a)
The former DecisionPoint shareholders will hold approximately 68.4% of the issued and outstanding Comamtech common shares on a fully diluted in-the-money basis, and 100% of the issued and outstanding Comamtech preferred shares.

(b)
The current management of DecisionPoint will take control of the management and operations of Comamtech.  Two current Comamtech directors, Marc Ferland and Lawrence Yelin will serve with five DecisionPoint directors on the Board of Directors of Comamtech.

(c)	DecisionPoint will continue to operate as an amalgamated wholly owned subsidiary of Comamtech.

This Information Statement will be mailed to all holders of record of Comamtech's common stock who would be entitled to vote at a meeting for election of directors at the close of business on May 17, 2011.  No action is required by the shareholders of Comamtech in connection with changes to the composition of the Board.  However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten (10) days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

This Information Statement is being provided to shareholders to advise them that should the Arrangement be completed, the current management of DecisionPoint will take control of the management and operations of Comamtech.  Two current Comamtech directors, Marc Ferland and Lawrence Yelin will serve with five DecisionPoint directors on the Board of Directors of Comamtech.  The five new directors who will joining Comamtech will be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, and Robert M. Chaiken.  Marc Ferland and Lawrence Yelin are current directors who will remain on Comamtech’s Board of Directors, and Jean-Rock Fournier and Claude E. Forget shall resign from Comamtech’s Board of Directors following the completion of the Arrangement.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on May 17, 2011, 2,097,861 shares of Comamtech’s common stock were issued and outstanding.  Each share of common stock is entitled to one vote on all matters upon which such shares can vote.  All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management as of May 17, 2011

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of May 17, 2011 by (i) each director of Comamtech; (ii) each of Comamtech's officers named in the Summary Compensation Table and other key employees of Comamtech; (iii) each person who is known by Comamtech to be the beneficial owner of more than five percent of Comamtech's outstanding Common Stock; and (iv) all directors and named executive officers as a group.  Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated.  The percentage of ownership set forth below reflects each holder's ownership interest in 2,097,861 issued and outstanding shares of Comamtech's common stock.

Amount and Nature of Beneficial Ownership

Name and Address of Beneficial Owner	Shares	Options/ Warrants	Total	Percentage of Shares Outstanding
Five Percent Shareholders
RMG/1454/GPD	435,885	0	435,885	20.8%
Executive Officers and Directors
Marc Ferland, President and Chief Executive Officer, Director	0	17,142	17,142	.8%
Jean-Rock Fournier, Secretary, Executive Vice-President and Chief Financial Officer	0	20,000	20,000	.9%
Lawrence Yelin, Director	0	5,571	5,571	.3%
Claude E. Forget, Director	46,316	5,571	51,887	2.2%
All Officers and Directors as a Group (4 Persons)	46,316	48,284	94,600	4.4%

The mailing address for each of the listed individual is c/o Comamtech Inc., 333 Bay Street Suite 2400, Toronto, Ontario, Canada, M5H 2T6.

Comamtech is not aware of any pledges of any shares, options or warrants by any of the individuals or entities listed above.

Security Ownership of Certain Beneficial Owners and Management Following Closing of the Arrangement

The following table sets forth certain information regarding the beneficial ownership of Comamtech’s Common Stock as of the Closing of the Arrangement, presently planned for May 27, 2011 by (i) each director of Comamtech; (ii) each of Comamtech's officers named in the Summary Compensation Table and other key employees of Comamtech; (iii) each person who is known by Comamtech to be the beneficial owner of more than five percent of Comamtech's outstanding Common Stock; and (iv) all directors and named executive officers as a group.  Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated.  The percentage of ownership set forth below reflects each holder's ownership interest in 6,691,522 shares of Comamtech's common stock which will be issued and outstanding as of the Closing.

Amount and Nature of Beneficial Ownership

	Common Stock		Percentage of
Name of Beneficial Owner (1)	Beneficially Owned		Common Stock (2)

Executive Officers and Directors
Nicholas R. Toms, Chief Executive Officer, President and Chairman	460,612	(3)	6.9%
Donald W. Rowley, Director and Chief Financial Officer	379,299	(4)	5.7
Robert M. Chaiken, Director	40,000		0.6
David M. Rifkin, Director	116,536		1.7
Jay B. Sheehy, Director	18,364		0.3
Marc Ferland, Director	17,142		0.3
Lawrence Yelin, Director	5,571		0.1
Five Percent Shareholders
North Star Trust Company	1,530,403	(5)	22.9
RMG/1454/GPD	435,885		6.5
All Executive Officers and Directors as a group (7 people)	1,037,524		15.5

All beneficial ownership percentages as they relate to the ESOP plan are as of March 15, 2011, the latest date of the ESOP share allocation.

(1)	Except as otherwise indicated, the address of each beneficial owner is 19655 Descartes, Foothill Ranch, California 92610-2609.
(2)
Applicable percentage ownership is based on shares of common stock outstanding, together with securities exercisable or convertible into shares of common stock within 60 days of May 27, 2011, for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of May 27, 2011, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Represents 44,898 shares of common stock held by the ESOP. The shareholder beneficially owns 2.9% of the ESOP.
(4)	Represents 45,165 shares of common stock held by the ESOP. The shareholder beneficially owns 3.0% of the ESOP.
(5)	North Star Trust Company, the trustee of the ESOP, is deemed to have the dispositive and voting control over the shares held by the ESOP.

Comamtech  is not aware of any pledges of any shares, options or warrants by any of the individuals or entities listed above.

Changes in Control

All of the disclosures made under the caption above “Purpose of Information Statement” are incorporated herein by reference thereto with respect to all disclosures and descriptions required in this Schedule 14f-1 regarding recent changes in control.  As of the date of filing of this Report, Comamtech is unaware of any arrangement which may result in a change in control other than the changes contemplated by the Arrangement described herein.

Directors, Executive Officers, Promoters and Control Persons as of May 17, 2011

The following table presents information with respect to our officers, directors and significant employees as of May 17, 2011:

Name	Age	Position
Marc Ferland	66	Director, President and Chief Executive Officer
Jean-Rock Fournier	37	Executive Vice President and Chief Financial Officer
Lawrence Yelin	67	Director
Claude E. Forget	74	Director

Each director serves until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

Set forth below is biographical information regarding the current officers, directors and significant employees of Comamtech as of May 17, 2011.

The following individuals are the officers and directors of Comamtech.  Please note that Comamtech is the successor to a previous entity, Copernic Inc.

Marc Ferland, Director, President and Chief Executive Officer.  Mr. Ferland served as President and Chief Executive Officer of Copernic Inc. from March 3, 2008, and on its Board of Directors since September 2007.  On November 4, 2010, Copernic was sold to N. Harris Computer Corporation and he resigned his duties with Copernic and simultaneously assumed the positions of Chairman of the Board and President/Chief Executive Officer of its

successor Comamtech.  Prior to his affiliation with Copernic and Comamtech, Mr. Ferland worked in the venture capital industry in various capacities for 10 years with Microcell, Caisse de Dépôt et Placement du Quebec (Canada’s largest pension fund), VantagePoint (a Silicon Valley venture capital fund) and Gen24 Capital, which he co-founded.  Mr. Ferland also worked in the Telecommunications Industry for over 10 years in senior roles with Cantel (now Rogers), Scotpage/Scotcom, Telesystem National and Microcell Telecom. Mr. Ferland also spent almost 20 years in a variety of management positions with Canadian General Electric.  He graduated from the University of Montreal with a B.A. honors in economics and did post graduate work at McGill University and Harvard Business School.  Mr. Ferland is a Canadian citizen.

Jean-Rock Fournier, Executive Vice President and Chief Financial Officer.  Mr. Fournier has served as Executive Vice President and Chief Financial Officer of Copernic since November 2009.  He joined Copernic in January 2009 as its Vice President Finance and Chief Financial Officer.  On November 4, 2010, Copernic was sold to N. Harris Computer Corporation and he resigned his duties with Copernic and simultaneously assumed the positions of Executive Vice President and Chief Financial Officer of its successor Comamtech.  Prior to his affiliation with Copernic and Comamtech, Mr. Fournier served as the Vice President Finance with PGI, a software development and services company, from February 2006 to May 2008, and with Axion Technologies from September 2001 to February 2006.  Both companies are in the Information Technology sector.  Prior to that time, Mr. Fournier practiced public accounting with KPMG.  Mr. Fournier obtained his Bachelor of Science Degree in Accounting (Licence en sciences comptables (L.SC.Compt.) from Université Laval, Québec in 1997.  He also holds a diploma in business administration with concentration in accounting (Baccalauréat en administration des affaires (comptabilité) (BAA) from the Université Laval, Québec 1997.  Mr. Fournier is a Canadian citizen.

Lawrence Yelin, Director.  Mr. Yelin is an attorney who has had his own practice since February, 2009.  From June 1980 until January 2009, he was an attorney at the law firm of Fasken Martineau DuMoulin LLP.  Mr. Yelin is a Canadian citizen.

Claude E. Forget, Director.  After studies in law and economics in Canada, the United Kingdom and the United States, Mr. Forget taught economics at the Université de Montréal, McGill University and Université du Quebec. Mr. Forget was deputy minister of Health and Social Services in Quebec and then elected to the provincial legislature and appointed Minister of Health. After leaving politics, he was appointed chairman of a Royal Commission on Unemployment Insurance and became Senior Partner of SECOR, a strategic consulting firm.  He later served as senior executive at the Laurentian financial group, and later, as special adviser to the Chairman and CEO of Telesystems, a telecommunication group. Mr. Forget was involved as a volunteer in several community organizations including the first medical technology evaluation organization in Canada, chairman of a teaching hospital and initiator of a quality audit organization in health care. Mr. Forget is now retired. He was made an Officer of the Order of Canada in 1991.  Mr. Forget is a Canadian citizen.

Directors, Executive Officers, Promoters and Control Persons Following Closing of the Arrangement

The following table presents information with respect to our officers, directors and significant employees following the Closing of the Arrangement:

Name	Age	Position
Nicholas R. Toms	62	Chief Executive Officer, President and Chairman
Donald W. Rowley	59	Chief Financial Officer and Director
David M. Rifkin	55	Director
Jay B. Sheehy	55	Director
Robert M. Chaiken	47	Director
Marc Ferland	66	Director
Lawrence Yelin	67	Director

Each director serves until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

Set forth below is biographical information regarding the officers, directors and significant employees of Comamtech following the Closing of the Arrangement.

Nicholas R. Toms, Chief Executive Officer, President and Chairman.  Mr. Toms became CEO of DecisionPoint as of December 2003, when an ESOP that he organized together with Mr. Rowley acquired DecisionPoint.  As a former corporate finance/M&A attorney with Skadden Arps Slate Meagher & Flom, Mr. Toms is an entrepreneur and has been involved with middle market businesses for the past several years.  He also serves as CEO of Cape Systems Group, Inc. (formerly Vertex Interactive, Inc.), a provider of warehouse management software systems.  In 1989, Mr. Toms founded Peak Technologies where he served as Chairman, President and CEO.  In 1997, Peak was sold to Moore Corporation in a transaction valued at approximately $300 million.  In 1986, an investor group of which Mr. Toms was a principal, orchestrated the buyout of Thomson T-Line Plc, a publicly traded company based in London, England. Mr. Toms is a graduate of Stellenbosch University (South Africa) in economics and law (LL.B) and New York University (LL.M).

Donald W. Rowley, Chief Financial Officer and Director.  Mr. Rowley joined DecisionPoint in December 2003, when an ESOP that he organized together with Mr. Toms acquired DecisionPoint.  He has over thirty years of business experience including top-level officer positions with both publicly quoted and privately held companies.  Mr. Rowley has almost twenty years of experience, specifically in the data capture industry, including working with Mr. Toms in founding Peak Technologies and serving as CFO.  He was previously Executive Vice President Strategic Planning at Vertex Interactive, Inc. (now Cape Systems Group, Inc.) from 2000 to 2003.  Additionally, his AIDC industry experience includes serving as CFO of publicly traded Norand Corporation, now part of Intermec, and as a consultant to Cerplex Group, a publicly traded company that provided depot computer and computer peripheral repair and logistics services.

David M. Rifkin, Director.  Mr. Rifkin has been an investor in DecisionPoint Systems and a Director since 2003.  Mr. Rifkin is the President and CEO and co-owner of eGlobalfares, LLC, a software and solution provider to the travel industry.  Prior to investing in and joining eGlobalfares in 2006, Mr. Rifkin was the SVP of Corporate Sales and a member of the executive team at Adelman Travel Group, a top 10 U.S. travel management company from 2003.  After graduating Bucknell University in 1977 with a bachelor’s degree in business administration, Mr. Rifkin joined the family businesses in insurance, real estate and travel.  As a result, Mr. Rifkin has had experience with owning, managing and selling commercial properties and he was licensed in personal and commercial insurance lines. Rifkin Travel was sold to the Adelman Travel Group in 2003.  Mr. Rifkin has been involved at executive board levels with many community and not-for-profit organizations.  This includes challenging experiences of successfully executing several turn-arounds of critical community agencies and institutions.

Jay B. Sheehy, Director.  Mr. Sheehy became associated with DecisionPoint System’s as an early investor in 2003.  Mr. Sheehy has been the President and Principal of Kamco Supply of New England, a $100 million building materials distribution business since 1996.  From 1984-1995, Mr. Sheehy was President and Principal of Stanley Svea Building Supply until he merged the company into Kamco.  Previously, Mr. Sheehy held an internal audit position at Connecticut Bank and Trust, Budget Analyst post with Combustion Engineering and was a Manager of Financial Analysis with Pepsico.  After graduating Bucknell University in 1977 with a bachelor’s degree in business administration he went on to earn an MBA from the University of Connecticut, APC from NYU and his CPA accreditation.  Mr. Sheehy is a Trustee of The Gunnery School, a Board Member of the Connecticut Business and Industry Association (CBIA) and a an officer of Churchill Casualty Insurance.

Robert M. Chaiken, Director.  Mr.Chaiken became a Director of DecisionPoint in November 2010.  Mr. Chaiken has worked for the Adelman Travel Group, a privately-held travel management company, since 1991. Since 2008, he has served as the Adelman Travel Group’s President and Chief Financial Officer.  From 1995 to 2008, he served as the Chief Operating Officer and Chief Financial Officer and, from 1991 to 1995, he served as its Controller.  He is a Certified Public Accountant and holds a B.B.A. from the University of Wisconsin with a double major in accounting and information systems.

Marc Ferland, Director.  Mr. Ferland’s biography is included above.

Lawrence Yelin, Director.  Mr. Yelin’s biography is included above.

When considering whether directors and nominees have the experience, qualifications, attributes and skills to serve in the positions the presently hold at either Comamtech or Decisionpoint, and those positions which they will hold at

Comamtech following the Arrangement, Comamtech, Decisionpoint, and their respective Boards focused primarily on the information discussed in each of the directors’ individual biographies set forth above.   Mr. Toms has experience as Chairman, President and CEO in growing middle market businesses engaged in providing consultative solutions including professional services, software and equipment.  Mr. Rowley together with Mr. Toms acquired DecisionPoint in December 2003, and Mr. Rowley has experience as CFO in businesses including equipment manufacturer, software development and professional services.  In particular, with regard to Mr. Rifkin, the Decisionpoint Board considered his strong background in software development while providing comprehensive, problem solving solutions and significant expertise and background as a CEO, President and director of both private companies and community groups.  With regard to Mr. Sheehy, the Decisionpoint Board considered his position as President in similar revenue size and entrepreneurial companies to DecisionPoint is a significant attribute, and his financial experience and general business acumen along with being a CPA which qualifies him for being the Audit Committee Chairman which qualifies him as a finance expert.  With regard to Mr. Chaiken, the Decisionpoint Board considered his extensive experience in positions of President, Chief Operating Officer and Chief Financial Officer in growing entrepreneurial companies whereby his understanding of business operations of a growing company can be best utilized and also qualifies him as a finance expert.

Conflicts Of Interest

Directors and executive officers must avoid any transaction or event which could give rise to a conflict of interest.  If an event or transaction occurs in which a director has a material interest, he must disclose his interest to the Board and refrain from voting with respect to any matter related thereto.

Involvement in Certain Legal Proceedings

To our knowledge, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of Comamtech: (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type or business, securities or banking activities; or (4) was found by a court of competent jurisdiction in a civil action or by the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Transactions with Related Persons

Comamtech and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a former member of the Board of Directors of Copernic, entered into a consulting agreement pursuant to which David Goldman provided services as Chairman of the Board of Directors. Total fees for 2010 and 2009 were respectively $32,750 and $31,651. On November 4, 2010, Mr. Goldman resigned as Chairman of the Board of Directors.  The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at December 31, 2010, Comamtech owed its former director $0.

The directors of Comamtech strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of Comamtech.

1.           Composition of the Board of Directors

More than fifty percent of the directors of Comamtech are “independent” directors. An independent director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of Comamtech.

The Chair of the Board of Directors is Marc Ferland, who is not an independent director as he also serves as Comamtech’s Chief Executive Officer. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent.  Independent directors meet, when they deem it advisable, through in camera sessions conducted after or during each meeting of the Board. The independent directors, when they deem it advisable, make recommendations to the Board on various matters. The Board will continue to encourage regular meetings of the independent directors through in camera sessions as it feels that it is a good way to facilitate Board operations independently of management and to maintain and improve the quality of governance.

The directors consider the following directors to be independent to Comamtech: Claude E. Forget and Lawrence Yelin.

The Board ensures that each new director has the necessary abilities, expertise, availability and knowledge to properly perform his duties and provides him with the corporate information and documentation required to do so.  Additional education of directors and information about our activities is available upon request.

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2010.

Directors and executive officers must avoid any transaction or event which could give rise to a conflict of interest.  If an event or transaction occurs in which a director has a material interest, he must disclose his interest to the Board and refrain from voting with respect to any matter related thereto.

The role of the Nominating and Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors.

2.           Committees of the Board of Directors

Comamtech maintains two standing committees: the Audit and Finance Committee and the Compensation and Governance Committee. Each of Marc Ferland, Claude E. Forget and Lawrence Yelin sit on these committees.

The Audit and Finance Committee

The Audit and Finance Committee meets with the Chief Financial Officer and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit Committee fixes the compensation and other terms of engagement of Comamtech’s independent auditors. As the Harris Transaction closed on November 4th, 2010, the Audit and Finance Committee did not hold any meetings for the remainder of 2010.

The Compensation and Governance Committee

The Compensation and Governance Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)             the search for and compensation of all senior executives and management of Comamtech and its subsidiaries, including periodic review of same;

(ii)            Comamtech’s management structure and succession plans;

(iii)           the recommendation of new candidates as potential directors of Comamtech and the assessment of the performance of current directors and committees; and

(iv)           the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

This committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)             the compensation of all senior executives and management of Comamtech and its subsidiaries, including periodic review of same;

(ii)            the incentive plans for employees of Comamtech and its subsidiaries; and

(iii)           Comamtech’s Stock Option Plan and the granting of stock options thereunder.

Shareholder Communications

Any shareholder may communicate directly to the Board by sending a letter to Comamtech’s address of record.

Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.  Exchange rate conversions were 0.9443 in 2008, 0.8802 in 2009 and 0.9712 in 2010.

Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $(Taxable Benefits Related to Exercised Options and Other)

Marc Ferland Chairman, President and Chief Executive Officer2	2010	39,442	Nil	Nil

Jean-Rock Fournier Secretary, Executive Vice-President and Chief Financial Officer	2010	18,560	Nil	Nil

Employment Agreements with Named Executive Officers and Change of Control Provisions

During 2010, Comamtech had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

Mr. Marc Ferland, President and Chief Executive Officer,4 who is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of CDN$150,000 to be paid by Comamtech upon the completion of the Arrangement, in lieu of his previous change of control payment.

Pursuant to Mr. Jean-Rock Fournier’s terms of employment, if any of the following events occur within one year from the completion of the Arrangement: (i) if the employment of Mr. Jean-Rock Fournier as Secretary, Executive Vice President and Chief Financial Officer is terminated by Comamtech (except for cause); or (ii) Mr. Fournier is asked by Comamtech to relocate or perform the substantial part of his services outside the City of Québec and he refuses to do so; or (iii) Mr. Fournier’s responsibilities are greatly reduced and subsequent thereto Mr. Fournier resigns; or (iv) the total compensation under Mr. Fournier’s employment agreement is reduced; then Mr. Fournier shall be entitled to a lump sum payment of his current annual salary being CDN$160,000. It is currently the intention of Comamtech to terminate Mr. Fournier’s employment shortly after the completion of the Arrangement.

For Copernic, Mr. Marc Ferland, received, for the period between January 1, 2010 to November 4, 2010, a salary of US $260,639 and a bonus of US $519,592 which includes US $150,000 payable as a result of the Harris Transaction and the balance was paid as a retention bonus accrued over two years, as previously disclosed in regulatory filings.  Transaction bonuses were paid in lieu of a change of control clause in Mr. Ferland’s employment agreement, as previously disclosed in Copernic’s regulatory filings.  For Copernic, for the same period, Mr. Jean-Rock Fournier received a salary of US $137,399 and a bonus of US $82,552.

For 2010 (to November 4, 2010) the figures are for Copernic.

Upon closing of the Arrangement, Mr. Marc Ferland will resign as President and Chief Executive Officer of Comamtech.

Stock Option Plan

In 2010, Comamtech adopted a stock option plan (the “Plan”), to provide eligible officers, directors, employees and consultants of Comamtech and its subsidiaries compensation opportunities that will encourage share ownership and enhance Comamtech’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding ten years. The exercise price of the options may not be less than the market price of Comamtech’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by Comamtech (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within three months and disability in which event they are exercisable within one year). The Plan, which was approved by the sole shareholder on November 4, 2010, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 200,000 common shares of which 67,141 have been granted and vested and must be exercised within two years from the date of grant.

The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of Comamtech reserved for options to optionees or issued to optionees within any one year period shall not exceed fifteen percent (15%) of the outstanding common shares of Comamtech, and (ii) at no time may any optionee hold more than five percent (5%) of the outstanding common shares of Comamtech under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of Comamtech pursuant to the Plan for the financial year ended December 31, 2010.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable / Unexercisable	Directors’ Fees for Meetings / Committees
Claude E. Forget	Nil	Nil	5,571 / Nil	Nil /Nil	6,147
Marc Ferland	Nil	Nil	17,142 / Nil	Nil / Nil	N/A
Lawrence Yelin	Nil	Nil	5,571 / Nil	Nil / Nil	6,147
Jean-Rock Fournier	Nil	Nil	20,000 / Nil	1,321 / Nil	N/A

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMAMTECH INC.

By:	/s/ Marc Ferland
Name: Marc Ferland Title: Chief Executive Officer

Date:            May 17, 2011